Exhibit 99.1

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Korean language original, the original shall prevail.]

SHARE EXCHANGE AGREEMENT

(English Translation)

This SHARE EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of April 29, 2026 (the “Execution Date”) by and between the following corporations duly incorporated and validly existing under the laws of the Republic of Korea:

(1)	Woori Financial Group Inc., having its head office at 51, Sogong-ro (Hoehyeon-dong 1-ga), Jung-gu, Seoul (“WFG”); and

(2)	TONGYANG Life Insurance Co., Ltd., having its head office at 33, Jong-ro (Cheongjin-dong), Jongno-gu, Seoul (“Tongyang”; and together with WFG, the “Parties,” and each a “Party”).

RECITALS

1.	WHEREAS, as of the Execution Date, WFG owns 121,565,627 registered common shares issued by Tongyang (representing approximately 75.34% of the total issued and outstanding shares);

2.

WHEREAS, the Parties intend to cause Tongyang to become a wholly-owned subsidiary of WFG, for the purpose of enhancing corporate value and shareholder value for each Party through, among other things, improvements in management efficiency, reductions in tangible and intangible management costs, and the expeditious implementation of management strategies;

3.

WHEREAS, to accomplish the foregoing, the Parties intend to effect a comprehensive share exchange (the “Share Exchange”) pursuant to Articles 360-2 through 360-14 of the Korean Commercial Code (the “KCC”), Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”), Article 176-6 of the Enforcement Decree of the FSCMA, and Article 62-2 of the Financial Holding Companies Act, whereby WFG shall become the wholly-owning parent company of Tongyang and Tongyang shall become a wholly-owned subsidiary of WFG;

NOW, THEREFORE, the Parties agree as follows:

Article 1 Method of Share Exchange

To effectuate the Share Exchange, the shareholders of Tongyang, other than WFG, whose names are recorded in the shareholders registry of Tongyang as of the date of the Share Exchange set forth in Article 6 (the “Share Exchange Date”) (including Tongyang itself with respect to any treasury shares acquired upon the exercise of appraisal rights by dissenting shareholders, collectively, the “Participating Shareholders”) shall transfer to WFG the shares of Tongyang held by them as of the Share Exchange Date, and the Participating Shareholders shall acquire the new shares to be issued by WFG in accordance with the ratio set forth in Article 2, thereby becoming shareholders of WFG, as a result of which WFG shall own the entire issued and outstanding shares of Tongyang and become its wholly-owning parent company, and Tongyang shall become a wholly-owned subsidiary of WFG.

Article 2 Share Exchange Ratio

The per-share exchange value of WFG and Tongyang for the Share Exchange shall be Korean Won 34,589 (for WFG) and Korean Won 8,720 (for Tongyang), as calculated in accordance with Articles 176-6(2) and 176-5(1)1 of the Enforcement Decree of the FSCMA as of the date immediately preceding the date of the board of directors’ resolution approving the Share Exchange. Accordingly, the number of the common shares of WFG to be allotted for each common share of Tongyang in connection with the Share Exchange shall be 0.2521056 (the “Exchange Ratio”).

Article 3 Allotment and Issuance of New Shares

(1)

WFG shall allot and deliver to the Participating Shareholders, other than WFG itself, whose names are recorded in the shareholders registry of Tongyang as of the Share Exchange Date, the new common shares to be issued by WFG (the “Exchange Shares”), in the number determined by applying the Exchange Ratio set forth in Article 2 to each share of Tongyang common stock held by such Participating Shareholders.

(2)	The total number of common shares to be newly issued by WFG to the Participating Shareholders in accordance with the Exchange Ratio set forth in Article 2 shall be 8,696,875 shares.

(3)

If any fractional shares arise in the course of issuing the Exchange Shares to the Participating Shareholders in accordance with the Exchange Ratio set forth in Article 2, WFG shall pay to the relevant Participating Shareholder(s) an amount in cash equal to the value of such fractional share, calculated on the basis of the closing price of the Exchange Shares on their listing date, within one (1) month from the Share Exchange Date.

(4)

Other than the cash payment to be made to the relevant Participating Shareholder(s) for fractional shares pursuant to Paragraph (3) above, WFG shall make no other payment to the Participating Shareholders in connection with the Share Exchange.

(5)	WFG shall not issue any new shares in connection with the Share Exchange with respect to the shares of Tongyang held by WFG as of the Share Exchange Date.

(6)

No new shares shall be issued with respect to any treasury shares held by Tongyang as of the Execution Date that are cancelled prior to the Share Exchange Date, whereas new shares shall be issued with respect to any treasury shares acquired by Tongyang pursuant to the exercise of appraisal rights by dissenting shareholders and held by Tongyang as of the Share Exchange Date.

(7)

The total number of the Exchange Shares of WFG under Paragraph (2) above, and the increases in the amounts of capital stock and capital surplus of WFG under Article 4, may be subject to change depending on, inter alia, (i) WFG’s acquisition of the common shares of Tongyang prior to the Share Exchange Date by way of purchase or other means, or (ii) cash payment for fractional shares pursuant to Paragraph (3) above.

Article 4 Increases in Capital Stock and Capital Surplus

(1)

The total amount of the increase in WFG’s capital stock resulting from the Share Exchange shall be an amount equal to the total number of shares to be issued by WFG to the Participating Shareholders in relation to the Share Exchange pursuant to Article 3 multiplied by the par value of Korean Won 5,000 per share, which shall be Korean Won 43,484,375,000.

(2)

The capital surplus of WFG to be increased as a result of the Share Exchange shall be an amount equal to the aggregate issue price of the Exchange Shares to be newly issued by WFG pursuant to Article 3, less the total amount of increase in capital stock determined pursuant to Paragraph (1) above; provided, however, that if the amount so calculated differs from that calculated in accordance with applicable laws and the accounting standards adopted by WFG, the amount determined in accordance with such laws and accounting standards may be applied as the capital surplus.

Article 5 Approval of Share Exchange

(1)

Pursuant to Article 360-10 of the KCC governing small-scale share exchanges, WFG shall convene a meeting of its board of directors on July 24, 2026, to approve the Share Exchange, which shall be in lieu of the general meeting of shareholders under Article 360-3(1) of the KCC; provided, however, that if any shareholder holding at least 20% of the total number of issued shares of WFG notifies WFG in writing, within seven (7) days from the date of notice or public announcement of the small-scale share exchange pursuant to Article 360-10(4) of the KCC and Article 62-2(2) of the Financial Holding Companies Act, of its intention to dissent to the Share Exchange, WFG may proceed with the Share Exchange as an ordinary share exchange in accordance with Article 360-3(1) of the KCC, in which case the Parties shall convene an extraordinary general meeting of shareholders on a separately agreed schedule pursuant to Paragraph (3) below to approve the Share Exchange.

(2)	Pursuant to Article 360-3(1) of the KCC, Tongyang shall hold a general meeting of shareholders on July 24, 2026, to approve the Share Exchange.

(3)

Notwithstanding Paragraphs (1) and (2) above, the Parties may change the aforementioned dates by mutual agreement if reasonably necessary to obtain any regulatory approval, permit, filing, or other government authorization; to accommodate any review of securities registration statements by domestic and foreign authorities; upon occurrence of any event referred to in the proviso of Paragraph (1) above; or for any other reason reasonably requiring, inter alia, an adjustment to the Share Exchange schedule. The authority to agree to any such change shall be delegated to the Representative Director of each Party.

Article 6 Share Exchange Date

The Share Exchange Date shall be 00:00 hours on August 11, 2026; provided, however, that if there is a reasonable procedural basis to adjust the Share Exchange schedule, the Parties may change the Share Exchange Date by mutual agreement, and the authority to agree to any such change shall be delegated to the Representative Director of each Party.

Article 7 Dividend Limit

WFG may pay dividends within the limits (approximately Korean Won 6,254.7 billion) set forth in Article 165-12(4) of the FSCMA and Article 60(3) of WFG’s articles of incorporation prior to the Share Exchange Date. Dividends shall be distributed equally to all shares of the same class issued as of the dividend record date, regardless of their issuance date.

Article 8 Term of Office of Directors and Audit Committee Members of WFG

Notwithstanding Article 360-13 of the KCC, the term of office of the directors and audit committee members of WFG who were appointed prior to the Share Exchange Date shall remain unchanged and shall continue for the remainder of their respective existing terms.

Article 9 Conditions Precedent

Each Party’s obligation to consummate the Share Exchange under this Agreement shall be subject to the satisfaction of the following conditions on or before the Share Exchange Date; provided, however, that each Party may waive, in writing, all or any part of such conditions that are to be performed by the other Party:

(1)	Each Party shall have obtained all board approvals or resolutions of the general meeting of shareholders, as applicable, required to enter into this Agreement and consummate the Share Exchange;

(2)	Each Party shall have obtained all necessary governmental approvals and permits in connection with the Share Exchange prior to the Share Exchange Date;

(3)

There shall be no laws and regulations, order, disposition, decision, or other action by any governmental authority or court of competent jurisdiction prohibiting the performance of this Agreement or the Share Exchange;

(4)

Each Party shall have performed and complied with, in all material respects, all of its obligations under this Agreement required to be performed or complied with on or before the Share Exchange Date; and

(5)	No material adverse effect shall have occurred with respect to each Party’s assets, business, or other operations from the Execution Date to the Share Exchange Date.

Article 10 Covenants

(1)

Each Party shall use its best efforts to satisfy the conditions precedent to closing set forth in Article 9 of this Agreement, perform the obligations assumed by it under this Agreement, and otherwise use its best efforts to cause the Share Exchange to become effective.

(2)

The Parties shall use their best efforts to ensure that the Share Exchange is successfully consummated and completed by the date set forth herein. The Parties shall faithfully complete all required filings (including the securities registration statement under the FSCMA and a registration statement on Form F-4 under the U.S. Securities Act of 1933, as amended), disclosures, and registrations in accordance with applicable laws and regulations in connection with the Share Exchange, provide any notices required to be given to third parties in connection with the performance of this Agreement, and fully cooperate with each other as necessary.

(3)	If, after the execution of this Agreement and prior to the Share Exchange Date, any material event that may affect the Share Exchange occurs, each Party shall promptly notify the other Party thereof.

Article 11 Amendment to Articles of Incorporation

The articles of incorporation of WFG shall not be amended as a result of the Share Exchange.

Article 12 Costs and Taxes

All costs and taxes incurred in connection with the Share Exchange shall be borne by the Party that incurs such costs or is subject to such taxes.

Article 13 Effectiveness

This Agreement shall become effective upon execution; provided, however, that if it is determined that approval of WFG’s board of directors (or, in the case of the proviso to Article 5(1) above, the general meeting of shareholders) or Tongyang’s general meeting of shareholders under Article 5 above cannot be obtained, this Agreement shall retroactively cease to have effect without further action by the Parties.

Article 14 Amendment and Termination

(1)

If, after the execution of this Agreement and prior to the Share Exchange Date, any unavoidable circumstances render it impracticable to maintain this Agreement, including those due to changes in the external environment, including the capital markets, the Parties may terminate this Agreement by written agreement, and the authority to agree to any such termination shall be delegated to the Representative Director of each Party.

(2)

If, after the execution of this Agreement and prior to the Share Exchange Date, any matter relating to the terms and conditions of this Agreement is found to be in violation of applicable laws or accounting standards, the Parties may amend this Agreement by written agreement so as to comply with such laws or accounting standards, and the authority to agree to any such amendment shall be delegated to the Representative Director of each Party.

(3)

If, after the execution of this Agreement and prior to the Share Exchange Date, any of the following events occurs, the relevant Party may terminate this Agreement as set forth below or amend this Agreement through consultation with the other Party; for the avoidance of doubt, this Agreement may not be terminated after the Share Exchange Date:

1.

If any shareholder holding 20% or more of the total number of issued shares of WFG gives written notice to WFG of its dissent to the Share Exchange pursuant to Article 360-10(5) of the KCC and Article 62-2(2) of the Financial Holding Companies Act, by written notice from WFG, unless WFG resolves pursuant to the proviso of Article 5(1) of this Agreement, to proceed with the Share Exchange by way of applicable procedures for an ordinary share exchange;

2.

If there is a material adverse change in the assets, liabilities, or management conditions of either Party (including the commencement of bankruptcy, insolvency, or rehabilitation proceedings), by written notice from the other Party;

3.

If any governmental approvals or permits required in connection with the Share Exchange become definitively unobtainable, if the Share Exchange results in a material and incurable violation of law, or if any other grounds arise, that renders the continued existence of this Agreement untenable, by written notice from either Party; or

4.

If the aggregate purchase price payable by Tongyang to its shareholders in connection with the exercise of appraisal rights exceeds Korean Won 200 billion (such aggregate purchase price to be determined based on the amount calculated in accordance with the FSCMA), by written notice from Tongyang.

(4)

The Parties may enter into one or more separate agreements with respect to any matter requiring additional agreement for the Share Exchange, and any such separate agreement shall be deemed part of this Agreement.

(5)

If any of the terms and conditions of the Share Exchange, including the Exchange Ratio, are changed, the Parties shall execute an agreement confirming such change, and such agreement shall be deemed a part of this Agreement.

(6)

If this Agreement is terminated or amended pursuant to this Article, or loses its effect pursuant to the proviso of Article 13, neither the Parties nor their shareholders, officers, employees, agents, or other representatives shall have any liability to the other Party under this Agreement or in connection with the Share Exchange.

(7)

If this Agreement is terminated pursuant to this Article, this Agreement shall cease to have effect; provided, however, that the provisions of this Article and Articles 12 and 15 shall remain in full force and effect.

Article 15 Miscellaneous

(1)

Neither Party shall, without the prior written consent of the other Party, disclose to any third party any trade secrets of the other Party obtained in the course of executing and performing this Agreement, or use such secrets for any purpose other than the performance of this Agreement; provided, however, that if disclosure is required by applicable laws or by a regulatory authority, prior consent of the other Party shall not be required, provided that the Party making such disclosure promptly notifies the other Party thereof.

(2)

Any matters not set forth herein shall be determined through mutual consultation between the Parties in accordance with the purpose of this Agreement, subject to applicable laws and general commercial practices.

(3)

This Agreement constitutes the entire agreement between the Parties with respect to the Share Exchange as of the Execution Date. Except for the matters stipulated herein, any prior oral or written agreement with respect to the Share Exchange, whether express or implied, shall be deemed ineffective.

(4)

If any provision of this Agreement is held to be invalid or unenforceable, such provision shall be deemed ineffective and excluded from this Agreement only to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions of this Agreement shall remain valid.

(5)	This Agreement may be amended only by a written agreement between the Parties.

(6)	No rights and obligations hereunder may be assigned to any third party without the prior approval of the other Party.

(7)

All notices, requests, demands, and other communications hereunder shall be delivered by registered mail, personal delivery, or e-mail to the addresses set forth below, and shall be deemed effective upon receipt; provided, however, that in the case of e-mail, confirmation of receipt by the receiving Party shall be required:

1.	Notice to WFG:

Address: 51, Sogong-ro (Hoehyeon-dong 1-ga), Jung-gu, Seoul

Attn: Ki-Hyeon Yang, Head of Business Growth Department

Tel.: +82-2-2125-2040

E-mail: khyang@woorifg.com

2.	Notice to Tongyang:

Address: 33, Jong-ro (Cheongjin-dong), Jongno-gu, Seoul

Attn: Hee Chang Mun, Head of Finance Department

Tel.: +82-2-728-9333

E-mail: heechang.mun@myangel.co.kr

(8)

This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea. Any dispute arising out of or in connection with the execution, performance, or breach of this Agreement shall be subject to the exclusive jurisdiction of the Seoul Central District Court as the court of first instance.

[Intentionally Left Blank for Signature Page]

IN WITNESS WHEREOF, the Parties have executed this Agreement in two (2) counterparts with their names subscribed and their seals affixed thereon, and each shall keep one (1) copy.

Woori Financial Group Inc.

51, Sogong-ro (Hoehyeon-dong 1-ga), Jung-gu, Seoul

Representative Director Jong-Yong Yim (Seal)

[Signature Page to the Share Exchange Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement in two (2) counterparts with their names subscribed and their seals affixed thereon, and each shall keep one (1) copy.

TONGYANG Life Insurance Co., Ltd.

33, Jong-ro (Cheongjin-dong), Jongno-gu, Seoul

Representative Director Dai Gou Sung (Seal)

[Signature Page to the Share Exchange Agreement]